December 2, 2009
VIA EDGAR
Mr. Jay H. Knight
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2008, as amended And Document Incorporated by Reference Filed March 9, 2009 File No. 000-28167
Dear Mr. Knight,
               Alaska Communications Systems Group, Inc. (the “Company”), provides the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”), dated November 23, 2009, relating to the Company’s above-referenced filings (the “Filings”).
               In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.
Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K
Compensation Discussion and Analysis, page 13 of the Proxy Statement
1.	We note your response to comment two in our letter dated November 5, 2009, regarding the disclosure of 2008 performance targets. In a response letter, please disclose to us the 2008 Company Performance Targets upon which the annual cash incentive awards were based. Also, confirm your intention to disclose all material 2009 Company Performance Targets in your next Form 10-K or definitive proxy statement incorporated by reference (e.g., targets related to liquidity and EBITDA). In this regard, we note that your prior response qualifies your confirmation of compliance in future filings by retaining your right to elect not to disclose such information in accordance with Instruction 4 to Item 402(b).
               In response to the Staff’s comments, the Company discloses that the 2008 Company Performance Target was an EBITDA less maintenance capital expenditures measure of $90 million, for the year ended December 31, 2008, which amount formed the basis of the annual cash incentive awards to named executive officers for 2008 performance.
               In further response to the Staff’s comments, the Company confirms that it intends to disclose all material 2009 Company Performance Targets, including those targets related to liquidity and EBITDA, in its next Form 10-K or definitive proxy statement incorporated by reference.
               Thank you again for your assistance.

Very truly yours, ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
/s/ David Wilson
David Wilson
Executive Vice President and Chief Financial Officer